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VIA EDGAR
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                                   May 5, 2004

Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   FS VARIABLE ANNUITY ACCOUNT FIVE ("REGISTRANT")
      FIRST SUNAMERICA LIFE INSURANCE COMPANY
      REGISTRATION STATEMENT ON FORM N-4
      FILE NO. 333-102548 and 811-08369
      WITHDRAWAL OF REGISTRATION PURSUANT TO RULE 477(b)
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Ladies and Gentlemen:

         On January 16, 2003, we filed an initial Registration Statement, for a new variable annuity product, on Form N-4, File Nos. 333-102548 and 811-08369, under the Securities Act of 1933 (the "1933 Act") and the Investment Act of 1940 (the "1940 Act"), respectively. The product, FSA Seasons Triple Elite, was never marketed and no securities were sold to the public since the product was not declared effective. Therefore, we respectfully request that the above-mentioned Registration Statement on Form N-4 filing be withdrawn pursuant to Rule 477(b) of the 1933 Act.

         If you have any further questions regarding this filing, please do not hesitate to contact me at (310) 772-6544.

                                                     Very truly yours,

                                                     /s/ Petty Zahavah Goodman
                                                     Petty Zahavah Goodman
                                                     Director, Legal Department